Filed by Digital Biometrics, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:   Digital Biometrics, Inc.
Registration No.:  333-51526

The following is a presentation script for remarks by John Metil, President of Digital Biometrics, Inc., at an investor briefing held on December 15, 2000. Other presenters at the briefing included Dr. Joseph Atick and Robert F. Gallagher. Neither Dr. Atick nor Mr. Gallagher spoke from prepared scripts; accordingly, their remarks were not included here. This filing also includes descriptions of a slide presentation made at the same investor briefing.





                       Presentation script for John Metil





GOOD AFTERNOON.

I AM JOHN METIL, THE PRESIDENT OF DIGITAL BIOMETRICS. ON BEHALF OF DIGITAL BIOMETRICS AND VISIONICS, I AM PLEASED TO WELCOME YOU TO THIS INVESTOR BRIEFING ON THE PROPOSED MERGER BETWEEN OUR TWO COMPANIES.

BEFORE WE START OUR PRESENTATIONS, THERE ARE SOME LEGAL REMINDERS WE MUST COMMUNICATE.

FIRST, PLEASE NOTE THAT THE PRESENTATION MATERIALS AND COMMENTS WHICH WE WILL OFFER TODAY CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED ON THE BASIS OF SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED ON MANAGEMENT'S BELIEFS, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FOR A MORE COMPLETE DESCRIPTION OF THESE AND OTHER RISK FACTORS WHICH MAY AFFECT FUTURE PERFORMANCE, PLEASE SEE "RISK FACTORS" IN THE PRELIMINARY FORM S-4 AND UNDER ITEM 7 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000.

ALSO, OUR COMMUNICATIONS WITH YOU MUST BE GUIDED BY THE SEC'S M&A RULE 10-B-5 AND REG FD. AS YOU KNOW, WE HAVE RECENTLY FILED A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4, AND IN OUR DISCUSSION TODAY WE MUST FOCUS OUR COMMENTS ON SUBJECTS THAT ARE DISCUSSED IN THE S-4 OR THAT ARE OTHERWISE PUBLIC INFORMATION.

NOW TO OUR PRESENTATIONS . . .

DIGITAL BIOMETRICS HAS HAD THE STRATEGIC GOAL OF EXPANDING THE PRODUCTS WE OFFER AND THE MARKETS WE SERVE. THIS IS KEY FOR US TO ACCELERATE OUR GROWTH AND INCREASE SHAREHOLDER VALUE.

WE BELIEVE THAT THE MERGER WITH VISIONICS IS THE BEST STEP WE CAN TAKE TO ACCOMPLISH THESE THINGS. IN COMBINING THESE TWO COMPANIES AND CREATING SOMETHING NEW, WE ARE LEVERAGING THE STRENGTHS OF EACH, ACCELERATING THE OPPORTUNITY TO ACHIEVE OUR STRATEGIC GOALS, AND ENABLING EACH OF OUR SHAREHOLDER GROUPS TO HAVE MORE, SOONER, THAN WE COULD ON OUR OWN INDEPENDENT PATHS.

THIS AFTERNOON, WE WILL BEGIN OUR PRESENTATIONS WITH DR. JOSEPH ATICK, THE CEO AND CO-FOUNDER OF VISIONICS AND ONE OF THE INVENTORS OF THE COMPANY'S INDUSTRY-LEADING FACIAL RECOGNITION TECHNOLOGY. DR. ATICK WILL DESCRIBE THE CURRENT VISIONICS BUSINESS, THE STRATEGIC OPPORTUNITIES WHICH VISIONICS SEES IN THE MARKET AND HOW THE MERGER ENABLES US TOGETHER TO ADDRESS THESE OPPORTUNITIES.

I WILL THEN DESCRIBE THE DIGITAL BIOMETRICS PERSPECTIVE WHICH LED US TO CONCLUDE THAT A MERGER WITH VISIONICS WAS THE SINGLE MOST POWERFUL, TRANSFORMATIONAL MOVE WE COULD MAKE TO LEVERAGE THE STRENGTHS OF DBI INTO SUBSTANTIAL NEW

OPPORTUNITIES. I WILL THEN SKETCH OUR COMMON VIEW OF THE MERGED COMPANY.

BOB GALLAGHER, OUR NEW CHIEF FINANCIAL OFFICER, WILL THEN PRESENT THE FINANCIAL PICTURE FOR THE COMBINED COMPANY.

AFTER BOB'S PRESENTATION, WE WILL BE HAPPY TO ANSWER ANY QUESTIONS. FOR THOSE OF YOU WHO ARE ABLE TO STAY AFTER THE QUESTION-AND-ANSWER SESSION, WE WILL BE DEMONSTRATING OUR FACIAL RECOGNITION AND IBIS PRODUCTS.

BUT FIRST, I WOULD LIKE TO INTRODUCE THE MEMBERS OF THE DBI AND VISIONICS MANAGEMENT TEAMS WHO ARE HERE TODAY.

LET ME NOW TURN THE PODIUM OVER TO DR. JOSEPH ATICK . . .



[JOSEPH ATICK AND BOB GALLAGHER DID NOT SPEAK FROM PREPARED TEXT. TEXT CONTINUES WITH JOHN METIL'S REMARKS]



THANK YOU VERY MUCH, JOSEPH.

I WOULD LIKE TO BEGIN MY PART OF TODAY'S DISCUSSION BY CONTINUING WITH THE THEME OF THE BUSINESS LOGIC FOR THE MERGER, BUT FROM THE PERSPECTIVE OF THE DIGITAL BIOMETRICS SHAREHOLDERS.

DBI HAS BUILT AN OPERATIONS CAPABILITY WHICH LEADS THE INDUSTRY IN THE DESIGN, ASSEMBLY, DEPLOYMENT, INTEGRATION AND SUPPORT OF THE MOST COMPLEX BIOMETRIC SYSTEMS ON THE MARKET. OUR IBIS SYSTEM FOR REMOTE, WIRELESS, REAL-TIME IDENTIFICATION IS AN EXAMPLE OF A BIOMETRIC NETWORK APPLIANCE IMPLEMENTATION WITH A SCALABLE INFORMATION SYSTEMS AND COMMUNICATIONS INFRASTRUCTURE.

DBI HAS BUILT AN ORGANIZATION WITH VERY VALUABLE TECHNICAL AND OPERATING SKILLS, ALONG WITH THE BUSINESS INFRASTRUCTURE--SUCH AS SALES, FIELD SUPPORT, PROJECT MANAGEMENT, CORPORATE FINANCE AND ACCOUNTING--TO BACK THEM UP. UP TO NOW, HOWEVER, WE HAVE APPLIED THESE CAPABILITIES ONLY TO THE FORENSIC-GRADE LIVE-SCAN FINGERPRINTING BUSINESS.

THIS IS OUR FIRST KEY POINT: THROUGH OUR MERGER WITH VISIONICS WE ARE ABLE TO DIRECTLY LEVERAGE THESE STRENGTHS INTO THE EMERGING MARKETS FOR FACIAL RECOGNITION.

AS JOSEPH DESCRIBED IN HIS PRESENTATION AND THIS CHART ILLUSTRATES, OUR FIRST VENTURE TOGETHER IS THE ENCAPSULATION OF THE FACE-IT ENGINE INTO A BIOMETRIC NETWORK APPLIANCE. WE EXPECT THIS TECHNICAL DEFINITION OF OUR CAPTURE DEVICES TO BE VALUABLE IN ITSELF IN FACIAL RECOGNITION APPLICATIONS, AND WE FURTHER EXPECT THAT BY LEVERAGING DBI'S PRODUCTIZATION AND MANUFACTURING SKILLS WE WILL HAVE A SIGNIFICANT TIME-TO-MARKET ADVANTAGE. BUT WE ALSO THINK THAT BY RE-DEFINING OUR CURRENT LIVE-SCAN OFFERINGS AS BIOMETRIC NETWORK APPLIANCES WE WILL IMPROVE THE FUNCTIONALITY AND CONNECTIVITY OF THESE PRODUCTS, ESPECIALLY IN COMMERCIAL MARKETS. THESE WILL REQUIRE INVESTMENT OVER THE NEXT TWELVE TO TWENTY-FOUR MONTHS, WHICH WE WILL MANAGE IN THE RESULTS-ORIENTED CONSERVATIVE FISCAL STYLE WHICH IS ENGRAINED IN THE CULTURE OF BOTH DBI AND VISIONICS. BUT WE BELIEVE THE PAYOFF IS IN MAINTAINING AND EXTENDING THE LEADS WE HAVE IN THE MARKETS WE SERVE.

WHICH BRINGS US TO OUR SECOND VITAL POINT: BY LEVERAGING DBI'S OPERATING STRENGTHS WITH VISIONICS FACIAL RECOGNITION MARKET

PRESENCE, THE MERGED COMPANY WILL HAVE SUBSTANTIALLY GREATER MARKET POTENTIAL THAN DBI WOULD HAVE HAD ON ITS OWN.

CURRENTLY, WE OFFER BIOMETRIC SYSTEMS AND SERVICES FOR FORENSIC LIVE-SCAN FINGERPRINTING APPLICATIONS. THIS INCLUDES LAW ENFORCEMENT, OF COURSE. IT ALSO INCLUDES GROWING DEMAND FOR OUR SYSTEMS AND EXPERTISE TO ASSIST IN FINGERPRINT-ENABLED APPLICANT BACKGROUND CHECKS. THIS HAS BEEN THE IMPETUS BEHIND OUR RECENT SALES SUCCESSES WITH FEDERAL GOVERNMENT AGENCIES INCLUDING THE INS, THE POSTAL SERVICE, THE CENSUS BUREAU AND MANY OTHERS. WE ALSO SEE AN EMERGING MARKET AMONG EMPLOYERS--GOVERNMENTAL AND PRIVATE ENTERPRISE--WHO WANT TO WANT TO KNOW FOR SURE THAT PROSPECTIVE EMPLOYEES DO NOT HAVE DISQUALIFYING CRIMINAL BACKGROUNDS. FINANCIAL INSTITUTIONS, SCHOOL SYSTEMS, UTILITIES AND AIRPORTS ARE EARLY ADOPTERS IN THIS MARKET SEGMENT. TO BUILD AND LEAD THIS MARKET REQUIRES A HIGH LEVEL OF EXPERTISE IN HOW TO ACCESS AND DELIVER INFORMATION FROM THE NATIONAL CRIMINAL RECORDS DATABASE MAINTAINED BY THE FBI BACK TO EMPLOYERS. THIS IS A TECHNICAL AND MANAGEMENT CHALLENGE, BUT ONE IN WHICH OUR SKILLS IN CONNECTIVITY AND INTEGRATION ARE WELL SUITED FOR MARKET LEADERSHIP.

WE ARE ALSO ENTERING THE MARKET FOR REAL-TIME WIRELESS IDENTIFICATION SYSTEMS WITH OUR IBIS OFFERING WHICH IS BEING PILOTED IN HENNEPIN COUNTY AND SOUTHERN CALIFORNIA.

WE HAVE DONE WELL IN RECENT YEARS, AND ARE VERY PROUD OF OUR TRACK RECORD. NONETHELESS, WE ARE WELL AWARE OF THE LIMITATIONS OF OUR CURRENT MARKETS. WE ESTIMATE THE LIVE-SCAN MARKET TODAY IS PERHAPS $60 MILLION IN REVENUE FOR ALL OF THE VENDORS OF THESE SYSTEMS WORLDWIDE. WE HAVE ABOUT 35 TO 40%

OF THE MARKET. OVER THE LAST FIVE YEARS THE LIVE-SCAN MARKET HAS BEEN GROWING AT AN AVERAGE RATE OF ABOUT 20% PER YEAR, BUT AS THOSE OF YOU WHO HAVE FOLLOWED US KNOW WELL, ON A QUARTERLY AND EVEN AN ANNUAL BASIS, THIS GROWTH HAS BEEN A VERY BUMPY, VOLATILE RIDE. THE IBIS OPPORTUNITY IS EARLY STAGE AND DIFFICULT TO QUANTIFY, BUT WE THINK THAT MOBILE WIRELESS IDENTIFICATION FOR LAW ENFORCEMENT AND OTHER SECURITY APPLICATIONS COULD GROW TO BE LARGER THAN OUR LIVE-SCAN BUSINESS IN FOUR TO FIVE YEARS. WHILE WE ARE VERY PLEASED WITH THE OPPORTUNITY, SUCCESS WOULD INCREASE THE CONCENTRATION OF OUR BUSINESS IN THE PUBLIC SECTOR.

AS THIS CHART SHOWS, BY ENTERING THE FACIAL RECOGNITION FIELD THROUGH THE VISIONICS MERGER, WE ADD A VERY SIGNIFICANT NUMBER OF NEW MARKETS. FACIAL RECOGNITION IS INDEED A TECHNOLOGY WITH MASS APPEAL, AS DEMONSTRATED BY THE INDUSTRY-LEADING BREADTH OF APPLICATIONS IN WHICH THE FACE-IT ENGINE IS EMPLOYED. VISIONICS CURRENTLY HAS MANY PARTNERS--VARS, OEMS, INTEGRATORS AND SOFTWARE DEVELOPERS--ACTIVELY DEVELOPING OR MARKETING SOLUTIONS BASED ON THE FACE-IT ENGINE. THE MARKETS THEY ARE ADDRESSING HAVE SEVERAL CHARACTERISTICS THAT ARE VERY APPEALING TO US.

FIRST, THE MOST EXCITING APPLICATIONS OF THE VISIONICS TECHNOLOGY ARE IN COMMERCIAL MARKETS. WHILE VISIONICS HAS A GOOD BUSINESS IN LAW ENFORCEMENT AND GOVERNMENTAL ID SOLUTIONS, IT IS AT THE FOREFRONT OF THE COMMERCIAL ADOPTION OF BIOMETRIC TECHNOLOGY.

FOR INSTANCE, IN THE FINANCIAL SERVICES SEGMENT, INNOVENTRY NOW HAS 750 OF ITS SELF-SERVICE BANKING MACHINES DEPLOYED USING FACE-IT AND THEIR NETWORK IS RAPIDLY EXPANDING.

IBM HAS LICENSED FACE-IT TO ACCOMPANY ITS ULTRA PORT CAMERA, AN OPTION WITH ITS A, T AND X SERIES THINK-PADS.

SAFLINK, KEYWARE AND BIONETRIX INCLUDE FACE-IT IN WINDOWS NT LOGON PRODUCTS.

VIRAGE USES FACE-IT IN A SEARCH ENGINE FOR USE BY THE NEWS MEDIA IN CATALOGUING AND SEARCHING MULTI-MEDIA DATABASES FOR THE FACES OF NEWSMAKERS.

FACE-IT IS EMBEDDED IN SEVERAL SURVEILLANCE SOLUTIONS FOR PHYSICAL SECURITY, INCLUDING A MOST INTERESTING CASINO APPLICATION FROM GRIFFIN INVESTIGATIONS FOR CATCHING CARD CHEATS. A NUMBER OF PARTNERS ARE WORKING ON CORPORATE ID SOLUTIONS COUPLED WITH PHYSICAL ACCESS AND SURVEILLANCE, POTENTIALLY REDEFINING THE LEVEL OF AUTOMATION AND INTEGRATION IN CORPORATE SECURITY.

THESE MARKETS ARE ALL EARLY STAGE. SOME MAY FALL OUT. BUT WE SEE STRONG EVIDENCE THAT THE POWER OF THE VISIONICS FACIAL RECOGNITION TECHNOLOGY TO GIVE MACHINES THE ABILITY TO RECOGNIZE HUMANS IS A CORE TECHNOLOGY FOR THE FUTURE, ACROSS A WIDE RANGE OF COMMERCIAL APPLICATIONS.

SECOND, THIS IS A BUSINESS WITH A MODEL FOR RECURRING REVENUE. IN MANY INSTANCES, THE LICENSING ARRANGEMENTS FOR VISIONICS TECHNOLOGY INVOLVE PER-USE FEES. INNOVENTRY, FOR INSTANCE, FALLS INTO THIS CATEGORY. THIS IS A MODEL FOR HIGH GROSS MARGINS AND, IN TIME, GREATER STABILITY AND PREDICTABILITY OF REVENUES THAN WE CURRENTLY EXPERIENCE.

THIRD, FOR MANY APPLICATIONS FACIAL RECOGNITION IS THE ONLY BIOMETRIC THAT EITHER WORKS OR LEVERAGES AN EXISTING

INFRASTRUCTURE. IF YOU THINK A CARD CHEAT IS WALKING INTO YOUR CASINO, ARE YOU GOING TO USE SIGNATURE VERIFICATION TO STOP HIM? IF YOU THINK A TERRORIST MIGHT ENTER YOUR AIRPORT, ARE YOU GOING TO CHECK EVERY TRAVELER'S DNA TO FIND OUT? IF YOUR CELL PHONE ALREADY HAS A CAMERA BUILT IN, ARE YOU GOING TO PAY EXTRA FOR A FINGERPRINT READER THAT HAS NO OTHER USE? FROM A BUSINESS PERSPECTIVE, FACIAL RECOGNITION IS THE IDEAL BIOMETRIC: IT IS HIGH IN RELIABILITY, AND REQUIRES NO SUBJECT PARTICIPATION OR EVEN KNOWLEDGE. FURTHERMORE, THE TECHNOLOGY IS HIGHLY COMPLEX, PATENT PROTECTED AND VERY DIFFICULT FOR A POTENTIAL COMPETITOR TO REPLICATE.

FOURTH, THE APPLICATIONS WHICH WE HAVE DISCUSSED TODAY ARE NOT AN EXHAUSTIVE LIST. WE HAVE ENVISIONED SEVERAL POTENTIAL NEW APPLICATIONS WHICH RELY ON THE BIOMETRIC NETWORK APPLIANCE ENCAPSULATION WHICH WE ARE PRODUCING TOGETHER. THESE ARE APPLICATIONS WHICH CAN ONLY BE ACCOMPLISHED WITH FACIAL RECOGNITION, IN APPLICATIONS AREAS WHERE A NEED EXISTS BUT WITH NO CURRENT SOLUTION.

WE ARE CONVINCED THAT WE HAVE A TECHNOLOGY WITH MASS APPEAL. OUTSIDE PROGNOSTICATORS SEEM TO AGREE. IDC RECENTLY ISSUED A REPORT PROJECTING THAT FACIAL RECOGNITION WILL BE A $100 MILLION MARKET BY 2004. THE INTERNATIONAL BIOMETRICS GROUP MAINTAINS THAT THE BIOMETRIC AUTHENTICATION MARKET WILL BE $600 MILLION BY 2003. WE BELIEVE THESE FORECASTS ARE OPTIMISTIC, AND IN PARTICULAR THAT THESE MARKETS WILL DEVELOP SLOWER THAN THE FORECASTERS THINK. BUT WE BELIEVE THE TRENDS IN EACH OF THE MARKETS WHERE FACIAL RECOGNITION CAN PLAY A
PART IN IMPROVING APPLICATIONS ARE VERY FAVORABLE. FOR INSTANCE, THE INTERNATIONAL AIR TRANSPORT ASSOCIATION ESTIMATES THAT THE

NUMBER OF AIRLINE CHECK-INS WILL DOUBLE TO 3 BILLION OVER THE NEXT TEN YEARS. THE SURVEILLANCE SYSTEMS MARKET WAS ABOUT $2.5 BILLION IN 1999 AND IS FORECAST TO GROW TO $3.6 BILLION IN 2004. AND AS THOSE OF YOU WHO HAVE SHOPPED FOR A PC RECENTLY KNOW, CAMERAS ON PCs ARE BECOMING COMMON. IT IS VERY DIFFICULT TO PREDICT THE TIMING OF THE ADOPTION OF AN EMERGING TECHNOLOGY. BUT IT IS CLEAR TO US THAT VISIONICS IS BY FAR THE LEADER IN FACIAL RECOGNITION TECHNOLOGY AND, JUST AS IMPORTANT, IN ESTABLISHING CHANNEL PARTNER RELATIONSHIPS TO TAKE THE TECHNOLOGY TO THE END USER.

SO, WHEN WE HAVE COMPLETED THIS MERGER, WHO ARE WE?

OUR PORTFOLIO OF BUSINESSES WILL LOOK LIKE THIS:

         o THE MATURING BUSINESS OF FORENSIC-GRADE FINGERPRINTING FOR LAW ENFORCEMENT, WHICH IS THE FOUNDATION OF OUR REVENUES

         o THE DEVELOPING BUSINESS OF ENABLING BACKGROUND CHECKS FOR EMPLOYERS AND GOVERNMENT AGENCIES

         o THE INNOVATIVE NEW APPLICATION OF WIRELESS TECHNOLOGY TO MOBILE IDENTIFICATION

         o AND THE MANY OPPORTUNITIES FOR THE EMERGING BIOMETRIC TECHNOLOGY OF FACIAL RECOGNITION

WE ARE A TECHNOLOGY COMPANY FOCUSED ON BIOMETRICS AND BEYOND, OFFERING FINGERPRINT AND FACIAL RECOGNITION BIOMETRICS, ALONG WITH SUPPORTING TECHNICAL AND INTEGRATION SERVICES, TO IMPROVE THE DELIVERY OF VERTICAL MARKET APPLICATIONS. WE DO SO FOR WHAT WE BELIEVE IS THE BROADEST RANGE OF VERTICAL MARKETS

SERVED BY ANY BIOMETRICS FIRM. WE DISTRIBUTE OUR PRODUCTS AND SERVICES THROUGH THE BEST MIX OF DIRECT AND INDIRECT CHANNELS APPROPRIATE TO THE VERTICAL MARKETS WE SERVE. AND AT OVER $25 MILLION IN REVENUE AND GROWING, WE ARE AMONG THE REVENUE LEADERS IN OUR INDUSTRY.

I WILL NOW TURN THIS FORUM OVER TO BOB GALLAGHER, WHO WILL REVIEW THE FINANCIAL PROFILE OF OUR NEW COMPANY.

[DBI LOGO]

[VISIONICS LOGO]

DIGITAL BIOMETRICS/
VISIONICS
CORPORATION
SHAREHOLDER PRESENTATION

DECEMBER 15, 2000


Copyright (C) 1999-2000 Visionics Corporation
(C) 1999-2000 Visionics Corporation

SAFE HARBOR STATEMENT

This presentation contains forward-looking statements that are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of such forward-looking statements. Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to, management pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. For a more complete description of these and other risk factors which may affect the future performance of Digital Biometrics, see "Risk Factors" in the preliminary Form S-4 and under Item 7 of the company's Annual Report on Form 10-K for the fiscal year ended Sept. 30, 2000.

SPEAKERS TODAY
VISIONICS:

o        Dr. Joseph Atick, CEO and Co-Founder

DIGITAL BIOMETRICS:

o        John Metil, President

o        Bob Gallagher, Chief Financial Officer

[DBI LOGO]

[VISIONICS LOGO]

VISIONICS: THE COMPANY, ITS TECHNOLOGY
& ITS OPPORTUNITIES.

JOSEPH J. ATICK
CEO

Copyright (C) 1999-2000 Visionics Corporation

OVERVIEW: WHO WE ARE

o        Leading FACE RECOGNITION TECHNOLOGY PROVIDER.

o Human faces--just like fingerprints--contain identity specific patterns that can be automatically detected, analyzed & matched by software algorithms.

o Visionics has become a leader in the biometric industry by developing this into a powerful enabling technology--called FACEIT(R)

FACEIT(R) works from ordinary images or cameras. It automatically:
      1. DETECTS & TRACKS

[Picture]
Faces in a crowd with circles on faces identified.

   2. SEGMENTS & CONVERTS INTO FACEPRINTS

10011001010
10101000001
11110101010
10101010101
01010101001

[Pictures]
Identified faces in crowd with individual faces in separate pictures.


   3. MATCHES & RECOGNIZES

   In a crowd
   In motion
   At a distance
   & in real time.
   (Matching Speed: 1 mil/sec)

10011001010
10101000001
11110101010
10101010101
01010101001

[Pictures]
Identified person compared with Datebase photos

OVERVIEW: THE ALGORITHM

LOCAL FEATURE ANALYSIS
Describes faces in terms of spatial relationships among local landmarks. Similar to minutiae-based finger algorithms.
Repeatedly shown superior to all other algorithms including EIGENFACES.

[Pictures]
Faces with Local Feature Points identified.

OVERVIEW: ORIGINS

o        FOUNDED in 1994 by team that discovered the fundamental algorithms.
         Formerly at Rockefeller & Princeton.

o HEADQUARTERED in USA, in Exchange Place, on the Jersey City side of the New York Harbor.

o        VISIONICS LTD.--European subsidiary in UK.

OVERVIEW: LEADERSHIP

o        TODAY, VISIONICS' LEADERSHIP IS MEASURED IN:
         Advanced Technology
         Market Penetration & Share
         Brand Recognition & Visibility
         World-Renowned Technical Team
         Biometric Revenue

o WE HAVE ACCOMPLISHED ALL OF THE ABOVE WHILE MAINTAINING FISCAL PRUDENCE AND RESPONSIBILITY

OVERVIEW: WHY FACE?

GREAT LEVERAGE   One technology platform, huge no. of applications.


BEYOND BIOMETRICS   Many high value apps with no competition from other
                    biometrics.


HIGH ADOPTION POTENTIAL    Works with legacy image databases
                           Familiar & natural to end-users.
                           Rides existing camera & emerging video
                           communication infrastructure.

BUSINESS STRATEGY

Focus    Enabling Technology                       VISIONICS
                 [ARROW]                            [ARROW]
Empower   Applications/Products/Solutions    PARTNER NETWORK
            [ARROWS UP AND DOWN]                    [ARROW]
Expand   Diverse Market Segments                   END-USERS


BUSINESS STRATEGY (CONT'D)


                           FOCUSED TECHNOLOGY
                           DIVERSIFIED APPLICATIONS.

        THESE INCLUDE:

Target Industry   Applications & Uses

Financial         Self service, ATMs, online banking, E/M transactions.

IT Security       Computer & network logon, monitoring, data security.

Travel            Automated Check-in & boarding systems.

Security          Access control (facilities, borders, home)
                  Surveillance (CCTV-shoplifters, casinos, terrorists). Time & Attendance.

Law Enforcement   Mugshot & Booking Systems.

ID Solutions      National Ids, passports, driver's licenses, visas, welfare, voter registration, corporate badging systems.

Datamining        Photo-based search engines.

Advertising       Targeted content delivery. Consumer research.

Toy Industry      Smart toys and robots.

SELECT PARTNERS
[Pictures]
Company logo's for identified select partners:
InnoVentry, IBM, Polaroid, Lockheed Martin
Datacard Wordwide, Infomix, Unisys, Intergraph
Graphco, IWS, Printrack International Inc., Anadac
On Track Innovations Ltd, Mer, Police Central, EDS, Virage, Meta Data SAFLINK, Imaging Automation, Sony, Keyware Technologies
Try in on, Griffin, BioNetrix, View Systems, Exigent International

PRODUCTS

o        DEVELOPMENT TOOL KITS

                        Identification SDK

                        Verification SDK

                        (Surveillance SDK)

o        RUN-TIME ENGINE COMPONENTS

         Software modules. Different grades depending on desired performance, database size & capabilities.

REVENUE PRODUCTION

DEVELOPER NETWORK
[ARROW]
                                   SDK SALE          [ARROW]
                                                   IA SERVICES
                                   [ARROW]           [ARROW]

PARTNER NETWORK

                                LICENSE FEES
                                   [LINE]       MAINTENANCE

LICENSE FEES


Engine price essentially scales with

                           PER ENROLLMENT
                                       +
                           PER TRANSACTION*

GROWTH STRATEGY

o        SCALABILITY.

o        D&P NETWORKS.

o        GLOBAL PRESENCE.

o        BRAND.

                                                  Growth Strategy

o        SCALABILITY
                   ENCAPSULATE TECHNOLOGY INTO SCALABLE COMPONENTS:

o        SHORT TERM:
                   Net-Appliances (scalability through connectivity).
o        LONG TERM:
                   Embedded Platforms (DSP, ASIC).

                                                  Growth Strategy

       Broaden platforms on which technology runs. Required for long-term mass market penetration.

Computers         Network Appliances        DSP      ASIC
                       [ARROW]
                                           Growth Strategy

SCALABILITY (CONT'D)

Identification systems, Datamining, IT security.

Surveillance, Advertising, Human Traffic Management, Scalable wireless transactions.

Access control, time and attendance; self service kiosks.

Gaming consumer devices.

Typical Apps Enabled
[Pictures]
Computer, Network Appliance, DSP, ASIC
                                                  Growth Strategy

SCALABILITY (CONT'D)

   MERGER WITH DBI ALLOWS US TO

o        ACCOMPLISH SCALABILITY:

                  DBI's expertise in biometric hardware & system development enables us to design & produce new encapsulations of our technology that are scalable.

o        Enter NEW COMMERCIAL MARKETS & deepen penetration of existing ones.

                                                  Growth Strategy

   BIOMETRIC NETWORK APPLIANCES

o        Deployment ready dedicated hardware devices. Three kinds, optimized to:

         i.    Capture & Communicate biometric data.

         ii.   Convert raw data into templates.

         iii.  Match Templates.

                                                  Growth Strategy

SCALABILITY (CONT'D)

   ULTIMATE GOAL

   FACE RECOGNITION ON ANY DEVICE CONNECTED TO ANY CAMERA SENSOR.



                                                  Growth Strategy

D&P NETWORKS

o        EXPAND DEVELOPER NETWORK.

o        SPEED D-TO-P TRANSITION: IA SERVICES.

o        IMPROVE D&P NETWORK SUPPORT.

                                                  Growth Strategy

GLOBAL PRESENCE

   PRESENCE in key geographic markets is a priority.

   EUROPE: Significant market potential.

   GROW subsidiary Visionics Ltd.

Current geographic breakdown of Visionics activities.

                            Percent
North America                 66
Europe                        15
Asia Pacific & Japan          14
Rest of World                 5

                                                  Growth Strategy

BRAND

  BUILD END-USER LOYALTY & BRAND RECOGNITION.

               The analog of Intel(R) inside.

               In different markets may take a different form.

               Communicate to end-user the benefits of FaceIt(R) technology over imitation & other biometric options.


OPPORTUNITY STAGING

o        OVER THE NEXT 3-5 YRS:

Government
[ARROW]
Commercial
[ARROW]
Consumer

MASS MARKET OPPORTUNITIES

o        FINANCIAL: MOBILE COMMERCE.

o        TRAVEL.

o        SMART INFORMATION DELIVERY.


                                                        The Future

THE MOBILE REVOLUTION

o        3G NETWORKS

               MOBILE PHONES WILL BECOME PERSONAL GATEWAYS TO THE WORLD OF VOICE, DATA, VIDEO, INTERNET/INTRANET, COMMERCE, DIGITAL WALLET, ON DEMAND INFORMATION & INTERACTIVE MULTIMEDIA COMMUNICATION.

[Pictures]
Phones with video cameras.

[Pictures]
Devices with video cameras.

MOBILE COMMERCE    230 million people will be conducting wireless financial
transactions.
$100 billion per year. With more than a billion transactions. (Tower Group, Aug.
00)

[Table]
Number of people conducting wireless transactions

                  2000     2005
Americas          0.7      60
Europe            4.1      86
Asia Pacific      4.7      84

                                                        The Future

POSITIONING

o GOOD NEWS: MOBILE COMMERCE IS A SCALING OF AN APPLICATION WE ARE INVOLVED IN TODAY.

         FINANCIAL TRANSACTION.

                                                        Today

FINANCIAL TRANSACTIONS

LARGEST CONSUMER BIOMETRIC APPLICATION TO DATE

Uses FaceIt(R) in RPMs that offer banking services for the unbanked.

* 750 machines already in the field.

* 1,000,000 enrolled users (*40,000 enrollments per month).

* 2.5 million facial transactions.

Transaction engine is WAP enabled, can receive transactions from phones in the future.

INNOVENTRY

Subsidiary of Wells Fargo.

[Picture]
Banking services machine with video camera and FaceIt installed.



                                                        Today

CONSUMER DEVICES
IBM
SONY

[Pictures]
Computers with video cameras.

[DBI LOGO]

[VISIONICS LOGO]

THE MERGER FROM DBI
SHAREHOLDERS'
PERSPECTIVE

JOHN J. METIL
PRESIDENT

Copyright (C) 1999-2000 Visionics Corporation

DBI SHAREHOLDER PERSPECTIVE

o        Business Logic for the Merger

o        The Merged Company

PRODUCT LEVERAGE

[Visionics Logo]   [DBI Logo]
          [ARROW]
New Encapsulation of Facial Recognition
Biometric Network Appliance
          [ARROW]
NEW OPPORTUNITIES
ENABLED
          [ARROW]
Improves
Existing
Products

LEVERAGES STRENGTHS INTO NEW MARKETS

CURRENT DBI PERSPECTIVE

o        Forensic Live-Scan Fingerprinting

               -Law Enforcement

o        Fingerprint-Enabled Background Checks

               -Civil

               -Commercial

o        Remote Wireless ID

COMBINED COMPANY'S MARKETS

o        Forensic Live-Scan Fingerprinting

o        Fingerprint-Enabled Background Checks

o        Remote Wireless ID

COMBINED COMPANY'S MARKETS

o        Forensic Live-Scan Fingerprinting

o        Fingerprint-Enabled Background Checks

o        Remote Wireless ID

o        Financial Services

o        IT Security

o        Travel

o        Physical Security

          o        Access Control

          o        Surveillance

          o        Time & Attendance

o        Law Enforcement

o        ID Solutions

o        Advertising

o        Games

o        Datamining


THE APPEAL OF FACIAL RECOGNITION


o        The Big Opportunities Are Commercial and Then Consumer

o        Recurring Revenue Model

o        Facial Recognition The Only Fit

o        Biometrics and Beyond. . .

PORTFOLIO OF BUSINESSES

MARKET POTENTIAL

STAGE OF DEVELOPMENT

[Picture]
Forensic Fingerprinting
Law Enforcement

[Picture]
Commercial Fingerprint
Background Checks

[Picture]
IBIS
Wireless ID
System

[Picture]
Facial Recognition
o        Financial Services
o        IT Security
o        Travel
o        Physical Security
o        Law Enforcement
o        ID Solutions
o        Advertising
o        Games
o        Datamining

WHO WE ARE

o        Fingerprint and Facial Biometrics

o        Leveraging Business Infrastructure

o        Broadest Range of Vertical Markets

o        Distribution Fit to the Market Opportunities

o        A Revenue Leader


[DBI LOGO]

[VISIONICS LOGO]


A FINANCIAL VIEW OF THE MERGER

ROBERT GALLAGHER
CHIEF FINANCIAL OFFICER

Copyright (C) 1999-2000 Visionics Corporation

A FINANCIAL VIEW OF THE
MERGED COMPANY

o        FY00 Income Statement

o        FY00 Balance Sheet

o        Historical Revenue Growth trends

o        Growth Drivers

o        Areas of Investment

FY 00 INCOME STATEMENT

                                        Historical               Pro Forma
                                      DBI     Visionics    Adjustments   Results

Revenue                              22,940      2,635                   25,575
Cost of revenue                      14,819        658                   15,477
                                    -------    -------                  -------
    Gross margin                      8,121      1,977                   10,098

Operating expenses
    Selling, general & development    7,676      3,382                   11,058
    Non-recurring charges               221         79         (300)          0
                                    -------    -------      -------     -------
                                      7,897      3,461         (300)     11,058
                                    -------    -------      -------     -------

Income (loss) from operations       $   224    $(1,484)     $  (300)    $  (960)





FY 00 Balance Sheet


                                        Historical               Pro Forma
                                      DBI     Visionics    Adjustments   Results

Cash and equivalents                  1,893      1,730                    3,623
Other current assets                 13,372        577                   13,949
      Total current assets           15,265      2,307                   17,572

Long-term assets                        981      1,352                    2,333

                                     16,246      3,659                   19,905
                                    =======    =======                  =======
Current liabilites                    7,104        723                    7,827
Long-term liabilites                      0        544                      544
                                    -------    -------                  -------
    Total liabilities                 7,104      1,267                    8,371

Stockholders' equity                  9,142      2,392                   11,534

                                     16,246      3,659                   19,905
                                    =======    =======                  =======

COMBINED HISTORICAL REVENUE GROWTH TRENDS

                         1998                1999                2000
                         ------              ------              ------
     DBI                 11,322              22,200              22,942
     Visionics            1,892               2,623               2,634
     Total               13,214              24,823              25,576

VISIONICS HISTORICAL REVENUE GROWTH TRENDS

                          1998                1999                FY 00
                         ------              ------              ------
     License                981               1,473               1,760
     Services               911               1,150                 875
     Total                1,892               2,623               2,635


GROWTH DRIVERS

o        Expansion in Developer Network

o        Growth in Partner Product Offerings

o        Successful launch of Mobile Wireless ID System (IBIS)

o        Introduction of Biometric Network Appliance

o        Market Acceptance of the Technologies

AREAS OF INVESTMENT

o        Biometric Network Appliance

o        Expansion of Partner Network

o        FaceIt(R) Brand recognition

o        Mobile Wireless ID System (IBIS)

o        Build International Presence

o        Market Acceptance of the Technologies


APPEAL OF THE MERGER


o        Opportunity for faster growth

o        Teaming with Recognized Industry Leader

o        Leveraging skill sets

o        Synergistic work force


[DBI LOGO]

[VISIONICS LOGO]

DIGITAL BIOMETRICS/
VISIONICS
CORPORATION
SHAREHOLDER PRESENTATION

DECEMBER 15, 2000

Copyright (C) 1999-2000 Visionics Corporation


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